OLIVER PRESS PARTNERS, LLC
152 West 57th Street
46th Floor
New York, NY 10019

May 23, 2008

VIA EDGAR

Michael K. Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    Emageon Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on May 20, 2008
File No. 000-51149

Dear Mr. Pressman:

          Oliver Press Partners, LLC (“Oliver Press”) is in receipt of your letter to Oliver Press’ counsel dated May 22, 2008. Oliver Press has set forth below the SEC comments verbatim, followed by Oliver Press’ responses.

Reasons for Our Solicitation, page 4

1.       SEC Comment: In the first paragraph on page 5, you state that you had discussions with the Emageon board of directors regarding its intention to restore meaningful shareholder representation on the board of directors. An assertion as to another party’s intentions made in your proxy statement and/or your additional soliciting material must be characterized as a perception or belief and supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for any non-conforming statements.

          Oliver Press Response: The statement has been modified to remove the reference to Emageon board’s intentions as set forth below. We note, though, that in the section entitled “Background to Our Solicitation” on the prior page, we make several references to indications that the Emageon board made to Oliver Press about the board seeking shareholder representation on it.

          “At the time of the Company’s IPO in 2005, during a period when the stock was trading at over $15, Board members who still serve today owned 1,599,889 shares of the Company’s outstanding stock. Today, as a result of divestures of their shares, these directors own only 204,533 shares of the outstanding stock, a decrease in ownership of over 87%. For most of the past year, we have been engaged in discussions with the Board of Emageon about their restoring meaningful shareholder representation to the Board, a step which we endorsed as an important prerequisite to restoring investor confidence. However, they have now proposed a slate consisting solely of incumbent directors with no representation by any significant shareholder.”

2.       SEC Comment: In the same paragraph, you note a significant drop in the ownership of shares by the collective board of directors since the time of the company’s initial public offering. Please disclose that this drop appears largely attributable to the departure of single director, Mr. Horgen.

          Oliver Press Response: The paragraph has been revised as reflected above.

Election of Directors, page 6

3.       SEC Comment: You state in the second paragraph on page 8 that investors will not have an opportunity to vote for any of Emageon’s nominees. While you state in the following sentence that an investor may vote for Emageon’s nominees by executing a proxy card provided by Emageon, please revise the prior sentence so that it clearly states that an investor will not have an opportunity to vote for any of Emageon’s nominees, if the investor chooses to execute your proxy card instead of a proxy card provided by Emageon.

          Oliver Press Response: The requested change was made.

Votes Required for Approval, page 10

4.       SEC Comment: In this section, you still do not appear to address the effect of broker non-votes on the proposal regarding the election of directors. Please revise your disclosure to address this matter.

          Oliver Press Response: The requested change was made.

Abstentions, page 10

5.       SEC Comment: In the last sentence of this section, you state that only votes cast are to be considered for purposes of determining the outcome of a vote, other than the election of directors. However, the election of directors for the company is determined by a plurality of the votes cast by stockholders entitled to vote on the election. Please revise your disclosure accordingly, or advise us as to your analysis.

          Oliver Press Response: With respect to the election of directors, shareholders are not afforded the opportunity to abstain. Rather, they may vote for all of the nominees, withhold authority to vote for all nominees or vote for less than all of the nominees and withhold authority for the rest. To clarify the proxy statement, we have modified the section entitled “Abstentions” as follows:

“ABSTENTIONS/WITHHOLDS

          Abstentions and, in the case of the elections of directors, withholds will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will have no effect on the proposal to ratify the appointment of Ernst & Young LLP, because abstentions do not count as votes cast and the bylaws provide that any matter other than the election of directors shall be decided by the affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting on a matter. In addition, withholds will have no effect on the outcome of the election of directors because the bylaws provide that the election of directors shall be determined by a plurality of the total votes cast by holders of the shares entitled to vote on the election and, therefore, assuming a quorum, only affirmative votes for nominees will determine the outcome of the election at the Annual Meeting.”

Discretionary Voting, page 11

6.       SEC Comment: You have retained the last sentence of this section. Please tell us how the non-receipt by a beneficial owner of a proxy statement and proxy card could affect the ability of a broker to vote on behalf of that beneficial owner in a contested election.

          Oliver Press Response: It is our view, after consultation with our advisors, that for beneficial holders for whom we do not distribute proxy statements and proxy cards, the election of directors is not a contested item and therefore the banks, brokers or nominees are permitted to issue a “routine” vote on behalf of their respective beneficial owners in favor of the company’s nominees.

          We have also revised our disclosure as follows:

          “Shares held in “street name” and held of record by banks, brokers or nominees for stockholders who are the beneficial owners of such shares, but who do not receive this Proxy Statement and the enclosed Blue proxy card from Oliver Press, may be permitted to be voted by such banks, brokers or nominees in favor of the Company’s nominees without instructions from such beneficial owners on how to vote because we believe that banks, brokers or nominees would be permitted to issue a routine vote on their behalves in this circumstance.”

*****

          If you have any questions regarding the foregoing, please call Jeffrey Shapiro at (973) 597-2470 or Allen Levithan at (973) 597-2406. Thank you.

Very truly yours

OLIVER PRESS PARTNERS, LLC

By:	/s/ Clifford Press
Clifford Press
Managing Member

cc:	Allen B. Levithan, Esq.
Jeffrey M. Shapiro, Esq.